Exhibit 1.01

Diodes Incorporated
Conflict Minerals Report
for the Year Ended December 31, 2019

I. INTRODUCTION

This Conflict Minerals Report (“CMR” or “Report”) for DIODES INCORPORATED (herein referred to as “Diodes,” the “Company,” “we,” “us,” or “our”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1 to December 31, 2019 (the “2019 reporting period”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

The Report covers activities of all Diodes majority-owned subsidiaries and variable interest entities that are subject to the Rule. The Rule imposes certain due diligence and reporting obligations on SEC registrants whose manufactured products (including products contracted to be made for that registrant) contain “conflict minerals” necessary to the functionality or production of those products. Conflict Minerals are defined as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), wolframite (the metal ore from which tungsten is extracted), gold, or their derivatives (collectively referred to as “3TGs”); or any other mineral or its derivatives as determined by the Secretary of State to be financing conflicts in the Democratic Republic of the Congo (“DRC”) or adjoining countries.

This Report has been prepared by the management of Diodes.

Diodes is committed to the responsible sourcing of raw materials globally in support of human rights, labor, health and safety, environment and ethics (for more information, please see https://www.diodes.com/about/corporate-info/corporate-compliance). This commitment includes our efforts to responsibly address Conflict Minerals in our products’ supply chain. This Report describes our efforts during the 2019 reporting period, which demonstrate further meaningful progress.

The net number of 3TG smelters identified in our supply chain during 2019 increased from 119 to 136 due to changes in our suppliers and their sub-tier suppliers, additional information provided by suppliers, and changes in the status of smelters under the Conformant Smelters and Refiners Program (RMAP).

This Report has not been audited because the circumstances that would require an audit under the Rule are not present.  The Report can be found on Diodes’ website at https://www.diodes.com/about/corporate-info/corporate-compliance/conflict-minerals.

Diodes is a leading global manufacturer and supplier of high-quality, application-specific standard products within the broad discrete, logic, analog, and mixed-signal semiconductor markets, serving the consumer electronics, computing, communications, industrial, and automotive markets. Our products include diodes, rectifiers, transistors, MOSFETs, protection devices, function-specific arrays, logic, amplifiers and comparators, Hall-effect and temperature sensors, power management devices, including LED drivers, AC-DC converters and controllers, DC-DC switching, and linear voltage regulators, and voltage references along with special function devices, such as USB power switches, load switches, voltage supervisors, and motor controllers. Diodes also has timing, connectivity, switching, and signal integrity solutions for high-speed signals. Our products are sold globally but primarily throughout Asia, North America, and Europe.

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We design, manufacture, and market these semiconductors for diverse end-use applications. Semiconductors, which provide electronic signal amplification and switching functions, are the basic building-blocks that are incorporated into almost every electronic device.

Our product portfolio addresses the design needs of advanced electronic equipment, including high-volume consumer devices such as digital media players, smart phones, tablets, notebook computers, flat-panel displays, mobile handsets, digital cameras, and set-top boxes. Our product line includes over 25000 products and we shipped approximately 43 billion units in 2019.

We manufacture “in-house” and contract with third parties to manufacture our products, which we refer to collectively in this CMR as “products.” A review of the bills of materials used in our products showed that the 3TGs are necessary for the functionality of our products.

Not all of our products contain all of these metals, but most of our products contain at least one of them, and are thus within the scope of the Rule. On the basis of our “reasonable country of origin inquiry” required by the Rule and described in Section II of this Report, some of the 3TGs contained in our products have originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (each a “Covered Country” for purposes of the Rule). For that reason, we are submitting this CMR, which describes the conflict minerals due diligence we have performed pursuant to the Rule, as an exhibit to our Form SD.

This CMR, which includes sections titled Reasonable Country of Origin Inquiry, Due Diligence Design and Performance, Smelter Information, Improvements from 2018 Conflict Minerals Report, and Future Measures, is designed to meet the reporting requirements of the Rule. It is publicly available on our website.

II. REASONABLE COUNTRY OF ORIGIN INQUIRY (RCOI)

Our RCOI corresponds to the first and second steps of the five-step OECD Guidance, as that Guidance (including its Supplements) applies to each of the 3TGs and to Diodes as a “downstream company.” The OECD Guidance provides a framework for detailed due diligence to support responsible global supply-chain management of minerals, including the 3TGs.

Diodes is a direct and contract manufacturer with an extensive supply chain comprised of several layers of suppliers positioned between ourselves and 3TG smelters/refiners and mines. Our contracts require our supplier partners to identify each and every substance including, but not limited to, 3TGs contained in the materials/products supplied to us. We refer collectively in this CMR to our manufacturing partners and their respective contracted suppliers as “in-scope suppliers.” Due to our extended supply chain, we rely on our in-scope suppliers to provide us with information concerning the sources and chains of custody of 3TGs necessary to the functionality or production of our products. Because of our operation size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We provide detail on our supply chain due diligence process in Section III.

A. Establish Strong Company Management Systems

1. Company Policies

Diodes’ “Statement on Conflict Minerals” (See https://www.diodes.com/assets/Quality-Reliability-Docs/DiodesIncorporatedStatementOnConflictMinerals.pdf) describes our approach and commitment to work towards a goal of sourcing only conflict-free 3TGs in our products. Diodes is committed to the sourcing of raw materials in a way that supports human rights, labour, health and safety, environment and ethics. Consistent with this commitment, we address the issues associated with the harvesting, extraction and transportation of raw materials as a global responsibility applicable to all substances used in our products - unbounded by specific materials or locations. Diodes’ policies also include, but are not limited to, Diodes’ Code of Supplier Conduct, which defines our expectations concerning ethical business, employment, and expected behaviours for all Diodes’ employees, and Diodes’ suppliers. Diodes’ policies and procedures require our contracted suppliers to immediately notify Diodes if they obtain information or knowledge that minerals used in the products that they supply to Diodes may contain 3TGs from a Covered Country that may be directly or indirectly financing or

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benefitting armed groups in those countries. Such information would trigger an escalation process that may result in termination of Diodes’ business relationship with the supplier. For more information, see Section III below.

2. Internal Management Team

Development and implementation of Diodes’ Conflict Minerals due diligence plan requires engagement of various Diodes departments, including, but not limited to, Sub-contract Management, Engineering, Finance, Legal, Purchasing and Quality. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Quality Systems Manager who acts as the Conflict Minerals Program Manager. Senior management is updated on the results of our due diligence efforts on a regular basis. The team also trains other Diodes personnel on their roles and responsibilities for implementing and supporting Diodes’ responsible sourcing program.

Because we do not have a direct relationship with Conflict Mineral smelters or refiners (“SORs”) and do not perform or direct Conflict Mineral audits of these entities within our supply chain, we follow the following industry-wide initiatives:

•	The Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative (“EICC-GeSI”); and

•

The Responsible Minerals Initiative (“RMI”), a voluntary program in which independent third-party audits are used to identify SORs that have systems in place to assure sourcing of only conflict-free materials.

As a result of this we have periodically updated our publicly available Conflict Minerals reporting template (“CMRT”) declaration, as well as updating information retrieved from our suppliers’ CMRTs. The CMRT declaration, which is a standardized reporting template developed by the RMI, facilitates the transfer of information through the supply chain regarding mineral country of origin and SORs being utilized.

We also monitor data as updated on the RMI web site at http://www.responsiblemineralsinitiative.org regularly. We request updates of our suppliers’ CMRT declarations to be in compliance with the latest revision of the CMRT reporting template upon submission or where we identify SORs who have been suspended or removed from the RMI conformant lists.

We have outlined expectations regarding use of Conflict Minerals in our Corporate Supplier Quality specifications. We request all identified Conflict Mineral suppliers to disseminate our requirements along their supply chain.

We rely upon our suppliers to provide us with information about the sources of Conflict Minerals contained in the materials and products supplied to us. Our suppliers are similarly reliant upon information provided by their sub-tier suppliers.

3. System of Supply Chain Controls and Transparency

We require our suppliers of materials and components for our products to fully disclose the substances that are present in the materials and products supplied to us, which may include information obtained from sub-tier suppliers. These material disclosure requirements explicitly cover 3TGs. Our contracted suppliers are responsible for communicating these 3TG sourcing requirements and specifications to their suppliers. These disclosures are assessed for correct completion, credibility and potential sourcing risk. In cases where risk is identified, Diodes implements an escalation policy, which may result in termination of the business relationship with the supplier.

4. Supplier Engagement

In light of our corporate size, and the depth, breadth, and constant evolution of our supply chain, we rely on our suppliers of materials and products to provide us with information concerning the source and chain of custody of 3TGs contained in the products they supply to us. Many of our suppliers are also subject to the Rule and they rely on information provided by their upstream suppliers.

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We drive responsible sourcing through our extended supply chain by exercising due diligence regarding our suppliers’ sourcing of 3TGs in their upstream supply chains. We also support broader industry efforts to promote responsible mining and sourcing, as outlined above. Finally, we review all documentation supplied by our contracted suppliers to verify conformance to Diodes’ requirements. More information concerning this review is set out below.

•

Supplier Due Diligence: We require our suppliers whose products are believed to contain 3TGs to meet our material disclosure requirements and related responsible sourcing policies through contractual provisions and product specifications that we communicate, monitor, and track electronically to ensure that suppliers are meeting our requirements. These policies and procedures are outlined in Section III. We also assist our contracted suppliers to meet our requirements through direct communications.

•

Supplier Verification: Diodes performs verifications of its materials and products suppliers to assess their conformance to our requirements, which includes supply chain transparency. All new materials/products suppliers undergo an initial capability assessment to verify conformance to Diodes’ requirements. Diodes selects and retains only those suppliers who commit to meeting these requirements. A failure by a supplier or any sub-tier supplier to conform to these requirements may constitute a breach of the supplier’s contractual agreement with Diodes.

The RMI’s “Reasonable Practices to Identify Sources of Conflict Minerals: Practical Guidance for Downstream Companies” document states that “the red flag triggers are exclusively upstream of the [smelters or refiners].” Because of this we mitigate risks associated with the sourcing of 3TGs by working with our suppliers to identify 3TG SORs and encouraging those facilities to become conformant with the relevant RMAP assessment protocol or if this does not occur, encouraging the supplier to use an alternate facility that is RMAP conformant. We require our suppliers to actively work with their upstream suppliers to mitigate risks associated with their 3TG sourcing.

5. Grievance Mechanism

Diodes’ Code of Business Conduct includes our commitment to provide an anonymous grievance reporting mechanism for our employees who may be affected by our operations. The policy encourages Diodes employees to report suspected violations. We investigate and, where appropriate, take remedial action to address reported incidents.

B. Identify and Assess Risk in the Supply Chain

We have taken the following steps to identify and assess supplier Conflict Mineral sourcing risk in the 2019 reporting period:

•

We surveyed all our potential in-scope suppliers to determine the status of any 3TGs contained in materials and products supplied to Diodes during the 2019 reporting period which are ultimately sold on to customers of our products. The survey utilized the RMI CMRT which requests a list of all SORs from which its 3TGs were ultimately sourced, which may require that the same inquiry be made to sub-tier suppliers.

•

The survey was conducted in accordance with the OECD Guidance as tailored for our role as a downstream company. Supplier CMRT submissions were reviewed to validate that they were completed correctly and to identify any contradictions or inconsistencies.

•	We received survey responses from all suppliers, with some being referred back following our checking, validation, and due diligence activities.

III. DUE DILIGENCE DESIGN AND PERFORMANCE

On the basis of our RCOI, we have determined that some of the 3TGs contained in our products may have originated in one or more Covered Countries. Accordingly, we performed due diligence on the source and chain of custody of those 3TGs to seek to confirm that the SORs were certified by the RMI.

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A. Due Diligence Design

Our due diligence measures have been designed to conform to OECD Guidance, an internationally recognized due diligence framework.

B. Due Diligence Performance

1. Design and Implement a Strategy to Respond to Risks

Diodes encourages its suppliers to take affirmative actions to minimize the possible sourcing of 3TGs from conflict-affected areas by doing the following:

•	Exercising due diligence on the source and chain of custody of any 3TGs contained in raw materials and products they provide to Diodes.

•	Identifying by name each SOR that has processed or otherwise handled 3TGs contained in those materials and products

•	Encouraging those SORs to participate in the RMAP or an equivalent third party conflict-free certification scheme.

•   Seeking to ensure that minerals in their supply chain are not being sourced from the DRC or adjoining countries unless they are purchased from SORs that are listed as “conflict-free” on the RMI website.

We encourage our suppliers to impose these same requirements on their sub-tier suppliers and to provide appropriate training and support to help their sub-tier suppliers meet Diodes’ requirements. To facilitate this process, we direct our suppliers to utilize the common industry template provided by the RMI and found at http://www.responsiblemineralsinitiative.org.

2. Report on Supply Chain Due Diligence

Diodes’ Statement on Conflict Minerals is available on our external website at https://www.diodes.com/assets/Quality-Reliability-Docs/DiodesIncorporatedStatementOnConflictMinerals.pdf. We file our CMR, required by Section 1502 of the Dodd-Frank Act, annually with the SEC. These disclosures are also publicly available on our website at https://www.diodes.com/about/corporate-info/corporate-compliance/conflict-minerals.

IV. SMELTER INFORMATION

A. 3TG Processing Facilities

As described in Section II, we require our suppliers of materials and products for our products to provide full material declarations for all substances, including 3TGs, contained in the materials and products they supply to us. For smelter and refiner identification, the vast majority of our suppliers provided data at a company or divisional level. We are therefore unable to be certain that the 3TGs reported by the suppliers were contained in the materials and products supplied to us or that the SORs reported by our suppliers are all in our supply chain.

Our supplier survey data revealed 136 3TG smelters or refiners in the Diodes’ supply chain.

Listed below are the smelters and refiners we have determined to be potentially in our supply chain for 2019 that have processed Conflict Minerals, the conflict status of which is undeterminable. As explained above, the presence of a smelter or refiner on the list does not indicate that our products necessarily contain Conflict Minerals processed by that smelter or refiner.

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Table 1: Conflict Mineral Status of Smelters and Refiners

Facility (Smelter or Refiner) Name	RMAP Status	Downstream Company
A.L.M.T. TUNGSTEN Corp.	Conformant	Diodes
Aida Chemical Industries Co., Ltd.	Conformant	Diodes
Allgemeine Gold-und Silberscheideanstalt A.G.	Conformant	Diodes
Alpha	Conformant	Diodes
AngloGold Ashanti Corrego do Sitio Mineracao	Conformant	Diodes
Argor-Heraeus S.A.	Conformant	Diodes
Asahi Pretec Corp.	Conformant	Diodes
Asahi Refining Canada Ltd.	Conformant	Diodes
Asahi Refining USA Inc.	Conformant	Diodes
Asaka Riken Co., Ltd.	Conformant	Diodes
Aurubis AG	Conformant	Diodes
Boliden AB	Conformant	Diodes
C. Hafner GmbH + Co. KG	Conformant	Diodes
CCR Refinery - Glencore Canada Corporation	Conformant	Diodes
Changsha South Tantalum Niobium Co., Ltd.	Conformant	Diodes
Chenzhou Diamond Tungsten Products Co., Ltd.	Conformant	Diodes
Chimet S.p.A.	Conformant	Diodes
China Tin Group Co., Ltd.	Conformant	Diodes
Chongyi Zhangyuan Tungsten Co., Ltd.	Conformant	Diodes
CV Ayi Jaya	Conformant	Diodes
CV Dua Sekawan	Conformant	Diodes
CV United Smelting	Conformant	Diodes
CV Venus Inti Perkasa	Conformant	Diodes
Dowa	Conformant	Diodes
Exotech Inc.	Conformant	Diodes
F&X Electro-Materials Ltd.	Conformant	Diodes
Fenix Metals	Conformant	Diodes
FIR Metals & Resource Ltd.	Conformant	Diodes
Ganzhou Huaxing Tungsten Products Co., Ltd.	Conformant	Diodes
Ganzhou Seadragon W & Mo Co., Ltd.	Conformant	Diodes
Gejiu Kai Meng Industry and Trade LLC	Conformant	Diodes
Gejiu Non-Ferrous Metal Processing Co., Ltd.	Conformant	Diodes
Global Advanced Metals Aizu	Conformant	Diodes
Global Advanced Metals Boyertown	Conformant	Diodes
Global Tungsten & Powders Corp.	Conformant	Diodes
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	Conformant	Diodes
Guangdong Rising Rare Metals-EO Materials Ltd.	Conformant	Diodes
H.C. Starck Co., Ltd.	Conformant	Diodes
H.C. Starck Inc.	Conformant	Diodes
H.C. Starck Ltd.	Conformant	Diodes
H.C. Starck Smelting GmbH & Co. KG	Conformant	Diodes
H.C. Starck Tantalum and Niobium GmbH	Conformant	Diodes
H.C. Starck Tungsten GmbH	Conformant	Diodes
Heimerle + Meule GmbH	Conformant	Diodes
Hengyang King Xing Lifeng New Materials Co., Ltd.	Conformant	Diodes
Heraeus Metals Hong Kong Ltd.	Conformant	Diodes
Heraeus Precious Metals GmbH & Co. KG	Conformant	Diodes
Huichang Jinshunda Tin Co., Ltd.	Conformant	Diodes
Hunan Chunchang Nonferrous Metals Co., Ltd.	Conformant	Diodes
Hydrometallurg, JSC	Conformant	Diodes
Ishifuku Metal Industry Co., Ltd.	Conformant	Diodes
Istanbul Gold Refinery	Conformant	Diodes
Japan New Metals Co., Ltd.	Conformant	Diodes
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	Conformant	Diodes
Jiangxi Gan Bei Tungsten Co., Ltd.	Conformant	Diodes
Jiangxi New Nanshan Technology Ltd.	Conformant	Diodes

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Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	Conformant	Diodes
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	Conformant	Diodes
Jiangxi Yaosheng Tungsten Co., Ltd.	Conformant	Diodes
JiuJiang JinXin Nonferrous Metals Co., Ltd.	Conformant	Diodes
Jiujiang Tanbre Co., Ltd.	Conformant	Diodes
JX Nippon Mining & Metals Co., Ltd.	Conformant	Diodes
Kennametal Huntsville	Conformant	Diodes
Kennecott Utah Copper LLC	Conformant	Diodes
Kojima Chemicals Co., Ltd.	Conformant	Diodes
Malaysia Smelting Corporation (MSC)	Conformant	Diodes
Materion	Conformant	Diodes
Matsuda Sangyo Co., Ltd.	Conformant	Diodes
Metallic Resources, Inc.	Conformant	Diodes
Metallo Belgium N.V.	Conformant	Diodes
Metalor Technologies (Hong Kong) Ltd.	Conformant	Diodes
Metalor Technologies (Singapore) Pte., Ltd.	Conformant	Diodes
Metalor Technologies (Suzhou) Ltd.	Conformant	Diodes
Metalor Technologies S.A.	Conformant	Diodes
Metalor USA Refining Corporation	Conformant	Diodes
Mineracao Taboca S.A.	Conformant	Diodes
Minsur	Conformant	Diodes
Mitsubishi Materials Corporation	Conformant	Diodes
Mitsubishi Materials Corporation	Conformant	Diodes
Mitsui Mining and Smelting Co., Ltd.	Conformant	Diodes
Niagara Refining LLC	Conformant	Diodes
Nihon Material Co., Ltd.	Conformant	Diodes
Ningxia Orient Tantalum Industry Co., Ltd.	Conformant	Diodes
O.M. Manufacturing (Thailand) Co., Ltd.	Conformant	Diodes
Ohura Precious Metal Industry Co., Ltd.	Conformant	Diodes
Operaciones Metalurgical S.A.	Conformant	Diodes
PAMP S.A.	Conformant	Diodes
PT Aries Kencana Sejahtera	Conformant	Diodes
PT Artha Cipta Langgeng	Conformant	Diodes
PT ATD Makmur Mandiri Jaya	Conformant	Diodes
PT Babel Inti Perkasa	Conformant	Diodes
PT Bangka Serumpun	Conformant	Diodes
PT Bangka Tin Industry	Conformant	Diodes
PT Belitung Industri Sejahtera	Conformant	Diodes
PT Bukit Timah	Conformant	Diodes
PT DS Jaya Abadi	Conformant	Diodes
PT Inti Stania Prima	Conformant	Diodes
PT Karimun Mining	Conformant	Diodes
PT Menara Cipta Mulia	Conformant	Diodes
PT Mitra Stania Prima	Conformant	Diodes
PT Panca Mega Persada	Conformant	Diodes
PT Prima Timah Utama	Conformant	Diodes
PT Rajehan Ariq	Conformant	Diodes
PT Refined Bangka Tin	Conformant	Diodes
PT Sariwiguna Binasentosa	Conformant	Diodes
PT Stanindo Inti Perkasa	Conformant	Diodes
PT Sukses Inti Makmur	Conformant	Diodes
PT Timah Tbk Kundur	Conformant	Diodes
PT Timah Tbk Mentok	Conformant	Diodes
PT Tinindo Inter Nusa	Conformant	Diodes
PT Tommy Utama	Conformant	Diodes
Rand Refinery (Pty) Ltd.	Conformant	Diodes
Royal Canadian Mint	Conformant	Diodes
Rui Da Hung	Conformant	Diodes
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	Conformant	Diodes
Sumitomo Metal Mining Co., Ltd.	Conformant	Diodes

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Tanaka Kikinzoku Kogyo K.K.	Conformant	Diodes
Tejing (Vietnam) Tungsten Co., Ltd.	Conformant	Diodes
Thaisarco	Conformant	Diodes
The Refinery of Shandong Gold Mining Co., Ltd.	Conformant	Diodes
Tokuriki Honten Co., Ltd.	Conformant	Diodes
Ulba Metallurgical Plant JSC	Conformant	Diodes
Umicore S.A. Business Unit Precious Metals Refining	Conformant	Diodes
United Precious Metal Refining, Inc.	Conformant	Diodes
Western Australian Mint (T/a The Perth Mint)	Conformant	Diodes
White Solder Metalurgia e Mineracao Ltda.	Conformant	Diodes
WIELAND Edelmetalle GmbH	Conformant	Diodes
Xiamen Tungsten (H.C.) Co., Ltd.	Conformant	Diodes
Xiamen Tungsten Co., Ltd.	Conformant	Diodes
Xinhai Rendan Shaoguan Tungsten Co., Ltd.	Conformant	Diodes
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Conformant	Diodes
Yunnan Tin Company Limited	Conformant	Diodes

B. 3TG Countries of Origin

To draw reliable conclusions as to 3TG countries of origin, we have, in line with the OECD Guidance, relied on our suppliers’ use of the CMRT as a tool for querying and transmitting information along the 3TG supply chain. We also have relied, again in line with the OECD Guidance, on the RMI website as another valuable country-of-origin determination tool.

Countries of origin for the RMAP-conformant SORs that were identified on our list include: Australia, Belgium, Bolivia, Brazil, Canada, China, Germany, Indonesia, Italy, Japan, Kazakhstan, Malaysia, Peru, Poland, Russian Federation, Singapore, South Africa, Sweden, Switzerland, Taiwan, Thailand, Turkey, United States, and Vietnam.

C. 3TG Mines or Locations of Origin

Based upon our experience, we have concluded that requiring our contracted suppliers to complete the CMRT represents the appropriate level of effort we can make at this time to identify the mines, smelters, and countries of origin of 3TGs contained in our products with the greatest possible specificity. To date, RMI has validated through facility audits that its conflict-free SORs are not sourcing 3TGs in a manner that contributes to armed conflict, even for those sourcing from mines or smelters located in the Covered Countries.

V. PROGRESS FROM 2018 CMR

Diodes’ key 2019 accomplishments and progress are summarized below. We made considerable progress, although direct comparisons to the 2018 reporting period data are made difficult by supply chain complexities and year-to-year variances in the data pool.

•	The number of validated conflict-free smelters and refiners in Diodes’ supply chain increased from 119 to 136 due to additional information received from suppliers and progress in RMI’s program.

•	We found improved due diligence of our suppliers, which we attribute to the continuing efforts of RMI and adjustment of the industry to the conflict minerals reporting requirements.

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VI. Risk Mitigation Efforts

We have taken, and continue the following steps to improve the due diligence conducted to further mitigate any risk that the 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

•	Continue to refine and improve internal procedures and processes to enhance alignment with the OECD Guidance, including Diodes’ supplier escalation process.

•	Continue to refine supplier data by conducting outreach where reported data is incomplete or uncertain and direct suppliers to reporting resources.

•	Enhance the use of systems for improved tracking, evaluating and storing of supplier 3TG due diligence data.

•	Participate in training and information webinars provided by customers and international organisations active in the conflict minerals compliance field.

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